Exhibit 4.2

AMENDMENT ONE

TO THE

SECOND AMENDED AND RESTATED

TENET HEALTHCARE

2008 STOCK INCENTIVE PLAN

(Effective May 5, 2010)

WHEREAS, on March 6, 2008, Tenet Healthcare Corporation (the “Company”), a Nevada corporation, established and adopted the Tenet Healthcare 2008 Stock Incentive Plan (the “Plan”), which Plan was approved by the Company’s shareholders on May 8, 2008;

WHEREAS, effective December 31, 2008, the Company adopted the First Amended and Restated Tenet Healthcare 2008 Stock Incentive Plan to comply with the requirements of section 409A of the Internal Revenue Code of 1986, as amended;

WHEREAS, on February 24, 2010, the Company adopted the Second Amended and Restated Tenet Healthcare 2008 Stock Incentive Plan (the “Second Amended Plan”), which Second Amended Plan added 21,300,000 shares to the number of shares available for grant under the Plan and adjusted the ratio used for counting awards issued under the Plan, other than Stock Options and Stock Appreciation Rights, from 1.5-to-1 to 1.2-to-1, and which Second Amended Plan was approved by the Company’s shareholders on May 5, 2010;

WHEREAS, the Company desires to amend the Second Amended Plan to clarify the minimum vesting requirements applicable to Restricted Stock Awards, Restricted Stock Unit Awards and Other Share-Based Awards made to new hires (the “Amendment”);

WHEREAS, pursuant to Section 12.1 of the Plan, the Amendment may be adopted by the Company’s Board of Directors and/or the Compensation Committee; and

WHEREAS, on May 5, 2010, the Company’s Board of Directors, acting for itself and on behalf of the Compensation Committee, approved and adopted the Amendment;

NOW, THEREFORE, in consideration of the premises, the Second Amended Plan is hereby amended as follows:

1. Addition of Limitation with respect to Restricted Stock and Restricted Stock Unit Awards to New Hires which are Not Subject to a Minimum Vesting Period. The first sentence of Section 7.4 is amended and restated in its entirety as follows:

Except for Substitute Awards and in certain limited situations determined by the Committee (including the death, disability or retirement of the Participant and a Change in Control), Restricted Stock Awards and Restricted Stock Unit Awards subject solely to continued service with the Company or a Subsidiary shall have a Vesting Period of not less than three (3) years from date of grant (but permitting pro rata vesting over such time); provided that such restrictions shall not be applicable to (i) grants to new hires to replace forfeited awards from a prior employer, provided that such grants together with grants under Section 8.3(i) shall not exceed 5% of the number of Shares authorized for Awards under Section 3.1; or (ii) grants of Restricted Stock or Restricted Stock Units in payment of Performance Awards and other earned cash-based incentive compensation.

2. Addition of Limitation with respect to Other Share Based Awards to New Hires which are Not Subject to a Minimum Vesting Period. The first sentence of Section 8.3 is amended and restated in its entirety as follows:

Except for Substitute Awards and in certain limited situations determined by the Committee (including the death, disability or retirement of the Participant and a Change in Control), Other Share-Based Awards subject solely to continued service with the Company or a Subsidiary shall have a Vesting Period of not less than three (3) years from date of grant (but permitting pro rata vesting over such time); provided that such restrictions shall not be applicable to (i) grants to new hires to replace forfeited awards from a prior employer, provided that such grants together with grants under Section 7.4(i) shall not exceed 5% of the number of Shares authorized for Awards under Section 3.1; or (ii) grants of Other Share-Based Awards in payment of Performance Awards and other earned cash-based incentive compensation.

3. Effective Date. This amendment is effective as of May 5, 2010.

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